BERKLEY RESOURCES INC.
BALANCE SHEETS
(Prepared by Management)

As at	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash	$143,959	$498,246
Accounts receivable	476,226	607,436
Taxes recoverable	1,702	16,145
Prepaid expenses	31,360	15,933
Deferred financing fees	85,918	134,247

	739,165	1,272,007

Oil and gas properties and equipment (Note 4)	9,209,969	8,581,024
Other property plant and equipment (Note 6)	4,312	4,724
Assets of discontinued operations (Note 2 and 5)	2,038,924	2,038,924

	$11,992,370	$11,896,679

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$919,052	$1,015,594
Due to related parties (Note 10)	96,694	68,433
Bank loans and liabilities of discontinued operations (Note 2 and 7)	3,864,253	3,377,612

	4,879,999	4,461,639

Asset Retirement Obligation	138,475	135,675

	5,018,474	4,597,314

SHAREHOLDERS' EQUITY

Share Capital (Note 8)	11,577,934	11,577,934
Contributed Surplus	856,876	804,412
Deficit	(5,460,914)	(5,082,981)

	6,973,896	7,299,365

	$11,992,370	$11,896,679

NOTE 1 – NATURE OF OPERATIONS
Approved by the Directors:

         “Matt Wayrynen”       Director                    “Lindsay Gorrill”       Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)

	Three Months Ended March 31,
	2007	2006

OIL AND GAS REVENUE	$473,977	$483,668

Oil and gas production expenses
Operating costs	212,226	185,280
Interest on loans	49,710	-
Amortization, depletion and accretion	252,800	222,250

	514,736	407,530

NET OIL AND GAS INCOME (LOSS)	(40,759)	76,138

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	85,237	80,958
Stock based compensation	52,464	73,940
Management fees	58,177	62,573
Consulting fees	28,310	63,594
Professional fees	5,597	22,280
Finance fees on debt	48,329	-
Filing and transfer agent fees	9,592	9,748
Shareholder information	10,055	2,974
Amortization	507	365

	(298,268)	(316,432)

OTHER INCOME (EXPENSES)
Interest expense	(845)	(842)
Write-down of receivable	(11,995)	-
Interest and other income	664	6,494

	(310,444)	(310,780)

LOSS BEFORE DISCONTINUED OPERATIONS	(351,203)	(234,642)
Discontinued Operations	(26,730)	(33,088)

LOSS FOR THE PERIOD	$(377,933)	$(267,730)

BASIC AND DILUTED LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$(0.02)	$(0.02)

BASIC AND DILUTED LOSS PER SHARE AFTER DISCONTINUED OPERATIONS	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,857,608	14,184,955

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	Three Months Ended March 31,
	2007	2006
		(Restated)
		(Note 13)

DEFICIT, beginning of period	$(5,082,981)	$(1,846,222)

Loss for the period	(377,933)	(267,730)

DEFICIT, end of period	$(5,460,914)	$(2,113,952)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended March 31,
	2007	2006

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period from continuing operations	$(351,203)	$(234,642)
Items not requiring cash in the year:
Amortization, depletion and accretion	253,307	222,615
Finance fees on debt	48,329	-
Stock based compensation	52,464	73,940

	2,897	61,913
Net change in non-cash working capital balances:
Accounts receivable	131,210	67,960
Taxes recoverable	14,443	16,705
Prepaid expenses	(15,427)	(15,716)
Prepaid oil and gas costs	-	295,350
Accounts payable and accrued liabilities	(96,542)	273,447
Due to related parties	28,261	(71,004)

	64,842	628,655

INVESTING ACTIVITIES
Oil and gas properties and equipment, net	(878,945)	(1,019,866)
Other property, plant and equipment	(95)	-

	(879,040)	(1,019,866)

FINANCING ACTIVITIES
Issuance of common shares	-	-

	-	-

Net cash increase (decrease) from continuing operations	(814,198)	(391,211)

Net cash increase (decrease) from discontinued operations (Note 2)	459,911	(163,257)

Cash, beginning of period	498,246	1,894,681

Cash, end of period	$143,959	$1,340,213

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS

Berkley was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986.  The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada.  The Company also rents commercial office space in a building it owns in Vancouver, Canada.  The commercial rental operations have been discontinued as a result of the planned sale of the building subsequent to the period end (Note 2).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that Berkley Resources Inc. (the “Company” or “Berkley”) will continue in operation for the foreseeable future in regards to its oil and gas operations and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

NOTE 2 – DISCONTINUED OPERATIONS

During the period ended March 31, 2007, the Company entered into an agreement to sell its real estate assets in Vancouver, British Columbia.  Therefore the rental property asset and liability amounts are now disclosed as Assets of discontinued operations and Bank loans and liabilities of discontinued operations respectively on the Balance Sheet and the operations segment disclosed as discontinued operations on the Statement of Operations.  The rental property asset is expected to be sold for $4,000,000 on or before September 7, 2007 and has a carrying value of $2,038,924.  Summarized financial information relating to the discontinued operations is as follows:

Assets:

	March 31, 2007	December 31, 2006
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(147,722)
	299,930	299,930
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,038,924

Liabilities:

	March 31, 2007	December 31, 2006
Canadian Imperial Bank of Commerce loan	$563,431	$577,612
Quest Capital Corp. loan	2,800,000	2,800,000
Deposit held on planned sale of rental property	500,822	-
	$3,864,253	$3,377,612

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 2 – DISCONTINUED OPERATIONS (continued)

Operating results:

	Three Months Ended March 31,
	2007	2006

Rental Revenue	$62,346	$60,832

Rental operations expenses
Operating costs	46,117	44,631
Interest on bank loan	42,959	45,925
Amortization	-	3,364

	89,076	93,920

Net Rental Loss	$(26,730)	$(33,088)

Cash flows:

	Three Months Ended March 31,
	2007	2006
Operating activities
Loss for the period	$(26,730)	$(33,088)
Amortization	-	3,364
	(26,730)	(29,724)

Financing activities
Deposit received on planned sale of rental property	500,822	-
Bank and other loans received	-	(133,533)
Bank and other loans repaid	(14,181)	-
	486,641	(133,533)

Net cash increase (decrease) in cash from discontinued operations	$459,911	$(163,257)

NOTE 3 – BASIS OF PRESENTATION

These unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751.  Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions.  These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2006.  These Financial Statements, and accompanying Notes, have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature.  Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that can be expected for the year ended December 31, 2006.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 4 – OIL AND GAS PROPERTIES AND EQUIPMENT

	March 31, 2007	December 31, 2006

Oil and gas properties and equipment, cost	$16,914,596	$16,035,651

Less: Accumulated amortization and depletion	(7,704,627)	(5,069,627)
Write-down of oil and gas properties	-	(2,385,000)
	$9,209,969	$8,581,024

Oil and gas properties and equipment includes the cost of unproven properties of approximately $3,891,080 at March 31, 2007 (December 31, 2006 - $3,832,346), which are currently not subject to depletion.

NOTE 5 – ASSETS OF DISCONTINUED OPERATIONS

	March 31, 2007	December 31, 2006

Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(147,722)
	299,930	299,930
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,038,924

NOTE 6 – OTHER CAPITAL ASSETS

	March 31, 2007			December 31, 2006
	Cost	Accumulated amortization	Net	Net

Computer equipment	$28,477	$(26,174)	$2,303	$2,609
Furniture and fixtures	8,521	(6,513)	2,008	2,114
Truck	39,040	(39,039)	1	1
	$76,038	$(71,726)	$4,312	$4,724

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 7 – BANK LOANS AND LIABILITIES OF DISCONTINUED OPERATIONS

	March 31, 2007	December 31, 2006

Canadian Imperial Bank of Commerce loan	$589,402	$577,612
Quest Capital Corp. loan	2,800,000	2,800,000
Deposit held on planned sale of rental property	500,822	-

	$3,864,253	$3,377,612

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on demand, and is secured by a first mortgage in the amount of $650,000 over the Company’s rental property (Note 4) and an assignment of rents and insurance.  Also, one director has supplied a guarantee of $300,000.

The bank loan payable to Quest Capital Corp (“Quest”) bears interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and is secured by a promissory note, a second mortgage and assignment of rents over the Company’s real estate, a first charge debenture over the oil and gas assets and a general security agreement.  The balance of the loan is due September 7, 2007.  The lender, at its option, may extend the maturity date of this loan by one year at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum.  As at March 31, 2007, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL

(a)           Authorized

Unlimited common shares, without par value

	March 31, 2007		December 31, 2006
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	18,857,608	$11,577,934	14,184,955	$8,762,671
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	-	-	3,613,015	3,251,713
- non-flow-through for cash	-	-	755,600	642,260
- non-flow-through for services	-	-	301,538	196,000
Exercise of stock options	-	-	-	-
Exercise of warrants	-	-	2,500	3,750
Share issuance costs	-	-	-	(246,361)
Future income taxes on renouncement of resource property expenditures	-	-	-	(1,114,694)
Future income taxes on share issue costs	-	-	-	82,595
Contributed surplus on exercise of stock options	-	-	-	16,460
Balance, end of period	18,857,608	$11,577,934	18,857,608	$11,577,934

(b)           Stock options

	March 31, 2007		December 31, 2006
	Number of shares subject to option	Weighted average exercise price per share	Number of shares subject to option	Weighted average exercise price per share
Balance outstanding, beginning of period	2,214,000	$0.68	1,634,000	$0.72
Activity in the period:
Granted	-	-	600,000	0.56
Exercised	-	-	-	-
Cancelled	(13,500)	0.70	(20,000)	0.78
Lapsed	-	-	-	-
Balance outstanding, end of period	2,200,500	$0.67	2,214,000	$0.68

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL (continued)

A summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Shares Remaining Subject to Options at End of Period
		March 31, 2007	December 31, 2006
$0.52	September 19, 2008	580,500	580,500
$0.57	September 19, 2008	150,000	150,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	637,500	640,000
$0.56	September 21, 2011	595,000	600,000
		2,200,500	2,214,000

The Company has adopted a 2006 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 2,837,000 shares.  The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company.  All options are to be granted at fair value, and the term of the options granted is not to exceed five years.  Options to acquire a total of 2,200,500 shares have been granted and are outstanding at March 31, 2007 under the Plan.

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees.  In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense.

During the three months ended March 31, 2007, there were no stock options granted.

During the year ended December 31, 2006 the Company granted stock options for the purchase of up to 600,000 shares at a price of $0.56 per share exercisable on or before September 21, 2011 to directors, officers, employees and consultants of the Company.  The fair value of the options to be charged to operations over the eighteen month vesting period is $198,900.  The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.91%, dividend yield of 0%, volatility factor of 55%, and an average life of 3 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded.  In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL (continued)

(c)           Warrants

A summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Warrants
		March 31, 2007	December 31, 2006
$1.25	December 28, 2007	636,000	636,000
$1.20/$1.50	April 30, 2007 / December 31, 2007	377,800	377,800
		1,013,800	1,013,800

NOTE 9 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 10 – RELATED PARTY TRANSACTIONS

Due to related parties consists of $16,742 (2006 - $16,651) due to Directors of the Company for Directors fees and expense reimbursements and $79,952 (2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $58,177 (2006 - $62,573) were paid to Directors and their private companies in the period.

Consulting fees totaling $16,000 (2006 - $24,000) were paid to a former Director and his spouse in the period.  The commitment towards these fees has ended in the period.

Administrative services, office supplies and accounting charges totaling $26,624 (2006 - $26,427) were paid to Oniva International Services Corp. (“Oniva”), a private company owned by public companies having common Directors.  The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

NOTE 11 – COMMITMENTS

On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

As at March 31, 2007, $2,505,896 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

NOTE 12 – COMPARATIVE FIGURES

Certain of the comparative figures for 2006 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

NOTE 13 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2006, the Company determined that the 2005 financial statements erroneously stated a write-down against its oil and gas properties and equipment.  The original ceiling test calculations resulted in a write-down of $1,400,000 which was applied against operations in 2005.  A correction in the calculations in accordance with Canadian GAAP resulted in no write-down being required.  An adjustment has been made to credit the write-down expense and debit accumulated amortization and depletion for the amount of $1,400,000.  The effect on the opening deficit for the three month period ended March 31, 2006 was a decrease from $3,246,222 to $1,846,222.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to the period ended March 31, 2007 the Company has arranged a non-brokered private placement of up to 3,320,000 flow-through shares at a price of $0.75 per share.  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

Subsequent to the period ended March 31, 2007 the Company has also arranged a non-brokered private placement of up to 680,000 units at a price of $0.75 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant under the Non Flow Through Offering will entitle the investor to purchase one additional share at a price of $1.00 during the first year from the date of closing.